PAUL
HASTINGS

1(212) 318-6039
kevinlogue@paulhastings.com
1(212) 318-6493
johnnowak@paulhastings.com

May 21, 2020

BY FEDERAL EXPRESS AND EMAIL

Rochelle R. Dobbs
Chair of the Board
Front Yard Residential Corporation
c/o Altisource Asset Management Corporation
5100 Tamarind Reef
Christiansted, United States Virgin Islands 00820

Michael G. Lubin
General Counsel and Secretary
Front Yard Residential Corporation
c/o Altisource Asset Management Corporation
5100 Tamarind Reef
Christiansted, United States Virgin Islands 00820

Re: Shareholder Request for Books and Records from Front Yard Residential Corporation, a Maryland Corporation

Dear Ms. Dobbs and Mr. Lubin:

Our firm represents Altisource Portfolio Solutions S.A. ("Altisource" or the "Stockholder"), the holder of more than 5% of common stock of Front Yard Residential Corporation ("RESI" or the "Company"). We write on behalf of the Stockholder to request that the Company make books of accounts and statements of affairs, as described in detail on the attached Exhibit A, available for inspection by the Stockholder. One purpose of this books and records demand (the "Demand") is to investigate and evaluate concerns arising from the Company's recent announcement that it had entered into a merger with Amherst Residential, LLC ("Amherst Residential") pursuant to an agreement (the "Merger Agreement") with two entities, BAF Holdings, LLC ("Parent") and BAF Sub, LLC ("Merger Sub").[1] The merger announcement was followed by a positive shareholder vote on April 27, 2020, and the subsequent mutual termination of the merger (the "Termination") on May 4, 2020. As a holder of more than 5% of the Company's shares for longer than six (6) months, Altisource is entitled to inspect the Company's books of account and stock ledger to (i) determine the value of its stock; (ii) ascertain the financial condition of the Company; and (iii) monitor and protect its investment in the Company and the Board's and officers' conduct related to these matters, including the Board's decision not to seek specific performance, or the Parent Termination Fee[2], by Amherst Residential under the Merger Agreement, and to enter into the Termination and

[1] Per the Merger Agreement, BAF Holdings, LLC and BAF Sub, LLC are affiliates of Amherst Single Family Residential Partners VI, LP. Amherst Residential, LLC is managing member of the Parent and a subsidiary of Amherst Holdings, LLC.
[2] February 17, 2020 Merger Agreement, Section 8.5(c).

Paul Hastings LLP | 200 Park Avenue | New York, NY 10166
t: +1.212.318.6000 | www.paulhastings.com

May 21, 2020 Page 2 Settlement Agreement.3 The Company must make available the requested information within twenty (20) days.4 We would appreciate it if these documents could be made available in electronic form. I. THE MERGER AGREEMENT AND VOTING AGREEMENT: On May 21, 2019, RESI announced the formation of a Board Committee (the “Committee”) and the retention of Deutsche Bank Securities Inc. as an independent financial advisor to explore strategic alternatives to “maximize value for shareholders.”5 On February 17, 2020, RESI entered into the Merger Agreement.6 Prior to that date, RESI senior management requested that Altisource enter into a Voting and Support Agreement with a stated purpose of “induc[ing] Parent to enter into the Merger Agreement and cause the Merger to be consummated.”7 Based on information provided by RESI and representations made by its senior management, Altisource agreed to vote in favor of the Merger Agreement, and to lock up its shares during the Voting Period, which effectively lasted from February 17, 2020 until May 4, 2020.8 Altisource has held more than 5% of the Company’s common stock since at least April 2016. On February 18, 2020, RESI and Amherst Residential announced that the companies had entered into a merger agreement whereby Amherst Residential would acquire RESI in a transaction valued at approximately $2.3 billion, including debt to be assumed or refinanced.9 RESI shareholders were to receive $12.50 in cash per share, representing a premium of approximately 14.2% over the per share closing price of RESI common stock on May 20, 2019.10 Prior to the announcement, RESI stock traded at approximately $11.31.11 The Merger Agreement provided that the Company would be entitled to specific performance or receive a Parent Termination Fee of $48,000,000 if the merger failed to close for the reasons specified in the Merger Agreement.12 At the time of the announcement, RESI CEO George Ellison stated that the Company was “excited to join forces with Amherst [Residential] in a transaction that we believe is in the best interests of our shareholders, employees and residents,” adding that “[t]he transaction will deliver the certainty of immediate cash to our shareholders at a premium[.]”13 3 Md. Code Ann., Corps. & Ass'ns § 2-513(a). 4 Md. Code Ann., Corps. & Ass'ns § 2-513(b). 5 Press Release, “Front Yard Residential Announces Board Refreshment and a Review of Strategic Alternatives” (May 21, 2019). 6 February 17, 2020 Merger Agreement. 7 Id. 8 Id., Section 2.1. 9 Press Release, “Front Yard Residential Enters Definitive Agreement to be Acquired by Amherst Residential for $12.50 Per Share in Cash” (February 18, 2020). 10 Id. 11 https://ir.frontyardresidential.com/stock-information. 12 February 17, 2020 Merger Agreement, Sections 8.5(c) and 9.13, as applicable. 13 Press Release, “Front Yard Residential Enters Definitive Agreement to be Acquired by Amherst Residential for $12.50 Per Share in Cash” (February 18, 2020).

May 21, 2020 Page 3 Rochelle R. Dobbs, RESI’s Chair of the Board of Directors, stated “After a thorough strategic review process, we have decided to enter into this agreement with Amherst [Residential], which we believe maximizes value for our shareholders.”14 Subsequent to the announcement, RESI stock consistently traded at prices between $11.41 and $12.57 until mid-March, when it dropped for a short period of time, following which the share price rose again from late March through April 2020.15 II. THE DEFINITIVE PROXY STATEMENT AND SHAREHOLDER VOTE: On March 23, 2020, RESI filed a Definitive Proxy Statement (the “Proxy Statement”) that stated, inter alia, that the Board declared by unanimous vote that the merger was “fair to, and in the best interests of, the Company and its stockholders”; declared the merger “advisable”; and “unanimously recommend[ed] a vote ‘FOR’ the proposal to approve the Merger.”16 The Proxy Statement indicated that, in making this recommendation, the Board took into account: i. that the Merger Consideration represented a 14.2% premium over the per share closing price of RESI’s common stock on May 20, 2019, the date prior to RESI’s announcement that it was exploring strategic alternatives; ii. that the Merger Consideration was Amherst Residential’s best and final offer, and the highest consideration reasonably obtainable; iii. that the Merger Consideration presented a price per share that was unlikely to be achieved on a standalone basis in the near future; iv. RESI’s standalone business plan, financial projections, and the associated risks of its ability to meet projections and execute strategic plans; v. potential strategic alternatives; vi. the fact that the Merger Consideration is a fixed cash amount providing RESI stockholders with certainty of value and liquidity immediately; vii. the opinion of RESI’s financial advisor; viii. other potentially interested counterparties; ix. negotiations with Amherst Residential and the general terms and conditions of the Merger Agreement; and 14 Id. 15 https://ir.frontyardresidential.com/stock-information. 16 March 23, 2020 Definitive Proxy Statement, p. 3.

May 21, 2020 Page 4 x. the timing of completion.17 The Proxy Statement further stated that possible alternatives to the acquisition, including the possibility of continuing to operate the Company as an independent entity and the desirability and perceived risks of that alternative, were not reasonably likely to present superior opportunities for the Company to create greater value for shareholders. On April 27, 2020, a shareholder vote approved the Merger Agreement, with 41,128,499 votes in favor of the merger and 19,257 against it.18 The stock closed at $12.14 per share that day.19 III. THE TERMINATION OF THE MERGER AGREEMENT: Without any warning that the merger was in jeopardy, on May 4, 2020, the Company announced that its imminent merger with Amherst Residential had been mutually abandoned and that the two companies entered into a settlement agreement (the “Settlement Agreement”), under which Amherst Residential “agreed to pay a $25 million fee to RESI, purchase 4.4 million shares of RESI common stock in a primary issuance at $12.50 per share for an aggregate purchase price of $55 million, and provide a $20 million committed two-year unsecured loan facility” to RESI.20 The Settlement Agreement cites Section 8.1 of the Merger Agreement as the reason for the termination. That provision provides for mutual termination of the Merger Agreement. It is not clear why the Board did not undertake an action for specific performance or obtain payment of the Parent Termination Fee, nor how it arrived at the decision to enter into the Settlement Agreement, which has clearly destroyed tremendous value for RESI shareholders. Of the termination, Ellison stated “While we are disappointed that the transaction with Amherst Residential will not close, we believe that we have reached an outcome that will allow the Company to focus on delivering long-term shareholder value while putting it in a strong financial position going forward…We are pleased that the business performed well in the first quarter, which has continued into April.”21 Upon the announcement of the termination, RESI’s stock price dropped precipitously, closing at $8 on May 4, 2020, and it continued to drop below $7.22 The stock price has remained depressed since the announcement.23 IV. THE WALL STREET JOURNAL ARTICLE On May 11, 2020, the Wall Street Journal published an article in which it referenced the recent merger termination with the Company. That article noted that Amherst Residential “called off its planned acquisition of 15,000-home rival Front Yard Residential Corp. over the difficulties of integrating the two 17 Id., p. 38. 18 There were 78,831 abstentions from the vote. See April 27, 2020 Proxy Vote. 19 https://ir.frontyardresidential.com/stock-information. 20 Press Release, “Front Yard Residential Announces Termination of Merger Agreement with Amherst and Provides Business Update” (May 4, 2020). 21 Id. 22 https://ir.frontyardresidential.com/stock-information. 23 Id.

May 21, 2020 Page 5 companies during the pandemic, including back-office functions in locked-down India.” That reasoning for the termination had not previously been disclosed by the Company or Amherst Residential, and no subsequent disclosure to the shareholders has been made by the Company explaining such purported reasoning, or providing any basis or support for same. The Wall Street Journal article also noted: “Amherst still wants to add houses. President Drew Flahive said in an interview that the firm is negotiating separate house-hunting pacts with two large insurance companies.” Additionally, the article quoted Mr. Flahive as stating, “The amount of interest we’ve gotten in the last two or three weeks in terms of setting up private-market investments has really accelerated.” Mr. Flahive was also quoted as saying, “We’re likely to see a really pronounced capital flow into single- family real estate.”24 V. DEMAND FOR BOOKS AND RECORDS: In light of the foregoing facts, Altisource demands that the materials identified in Exhibit A be made available within twenty (20) days. Please contact John Nowak at johnnowak@paulhastings.com or at (212) 318-6493 to advise when and by what means the requested documents will be made available for inspection. In the event the Company does not respond to this Demand or fails to permit inspection of the demanded documents within twenty (20) days of receipt of this Demand, Altisource reserves the right to seek appropriate relief to the fullest extent permitted under the law. Sincerely, /s/ Kevin Logue Kevin Logue /s/ John Nowak John Nowak for PAUL HASTINGS LLP KL/JN 24 A May 5, 2020 Bloomberg.com article reported on the $200 million preferred-equity investment in Amherst Holdings LLC’s single-family rental business.

Exhibit A

By this Demand, Altisource formally requests that RESI make the following books and records available by electronic means for personal inspection, within twenty (20) days of the date of this Demand, pursuant to Md. Code Ann., Corps. & Ass'ns §§ 2-512 and 2-513: 1. Stock ledgers dated as of February 17, 2020 and May 4, 2020; 2. All Board and Committee minutes from February 17, 2020 to the present; 3. All materials or presentations reviewed or considered by the Board or Committee thereof in connection with the decision to approve the merger, and to recommend the merger to shareholders; 4. All materials or presentations reviewed or considered by the Board or Committee thereof in connection with the following: a. the decision not to mandate the enforcement of specific performance, or as an alternative, the payment of the Parent Termination Fee; b. the decision to mutually terminate the merger; c. any contemplated litigation by any of the parties in connection with the merger; and d. the terms of the Settlement Agreement; 5. All financial analysis prepared for or considered by the Board relating to: a. the Merger Agreement; b. its decision to terminate; c. its decision not to enforce specific performance; d. its decision not to enforce the Parent Termination Fee (as an alternative to specific performance); and e. the terms of the Settlement Agreement; 6. All materials or presentations reviewed by or considered by the Board or Committee thereof between the time period of February 17, 2020 and May 4, 2020 relating to the merger; 1

7. All written communications and all documents reflecting any oral communications with Amherst1 relating to any of the following: a. actual, alleged or threatened breaches of the Merger Agreement, whether made formally or informally; b. termination or potential termination of the Merger Agreement; c. specific performance under the Merger Agreement; d. Parent Termination Fee under the Merger Agreement; e. the Settlement Agreement; or f. any alternatives or proposals regarding settlement or termination; 8. All written communications and all documents reflecting any oral communications between RESI, or any person or entity acting on behalf of RESI, and Amherst from the date of the signing of the Settlement Agreement to the present; 9. All materials or presentations reviewed by or considered by the Board relating to RESI’s decision to suspend the dividend until further notice; 10. All materials or presentations reviewed by or considered by the Board relating to RESI’s compliance with its debt covenants; 11. All written communications and all documents reflecting any oral communications between RESI, or any person or entity acting on behalf of RESI, and Amherst relating to RESI’s compliance with its debt covenants; and 12. All written communications and all documents reflecting any oral communications regarding any decision by RESI to make cash or equity payments to Altisource Asset Management Corporation (“AAMC”) employees. 1 “Amherst” shall include Amherst Residential, LLC, Amherst Holdings, LLC, BAF Holdings, LLC, BAF Sub, LLC, and Amherst Single Family Residential Partners VI, LP., as well as any employees, directors, subsidiaries and affiliates of those entities and any counsel or advisors acting on behalf of those entities. 2